NeoVolta, Inc.

7660-H Fay Avenue, #359

La Jolla, California 92037

March 22, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	NeoVolta Inc.
Offering Statement on Form 1-A (“Offering Statement”)
File No.: 024-10942

Ladies and Gentlemen:

Pursuant to Rule 252(e) of the Securities Act of 1933, as amended (the “Act”), NeoVolta, Inc., a Nevada corporation (the “Company”), hereby respectfully requests qualification of the Offering Statement referred to above be approved at 4:00 P.M. (Eastern Time) on March 26, 2019, or as soon thereafter as possible on such date.

The Company is aware of its responsibilities under the Act, as they relate to the offering of securities being conducted pursuant to the Offering Statement. The Company further acknowledges that:

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should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the filing; and

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the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United State.

Very truly yours,

NeoVolta, Inc.

By:	/s/ Brent Willson
Name: Brent Willson
Title: Chief Executive Officer